UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  January 30, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 30, 2007

        ROCHESTER DISCOVERS MULTIPLE VEINS AT TWO NEW PROSPECTIVE AREAS:
                SAMPLES 2.8M OF 4.28 G/T GOLD AND 1405 G/T SILVER

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra , President, is pleased to report on two new prospective areas at the Santa Fe Project, in addition to the Clavellinos Area, where diamond drilling is currently in progress. The regional exploration program has identified two new prospective areas, the Samuel and San Jose Areas. A total of 10 new vein systems have been identified at the Samuel and San Jose Areas. At the Samuel Area 5 veins have been sampled and assayed. Highlight results from the five vein systems at the Samuel Area include:

        Samuel Vein:               1.6 m @ 0.51 Au g/t and 956 Ag g/t;
        Marquesote-Catarino Vein:  2.8 m @ 4.28 Au g/t and 1405 Ag g/t;
        La Paloma Vein:            0.85 m @ 0.3 Au g/t and 348 Ag g/t;
        El Zopilote Vein:          0.6 m @ 0.28 Au g/t and 1030 g/t;
        Guajolote Vein:            1.60 m @ 208 Ag g/t.

The Samuel Area comprises at this early stage of exploration 5 epithermal veins and is located adjacent and to the east of the Clavellinos Area. Four veins have been emplaced parallel to one another trending NW-SE and all, from west to east, within 500 metres of one another. The fifth vein trends nearly N-S and is located in the northeastern section of the area approximately 500 metres away from the nearest vein system, Marquesote-Catarino. All the vein systems at the Samuel area have identified historic workings, this being a good indicator for a mineralized vein system. Until the Company began a systematic and detailed exploration program at Santa Fe to assess its potential there had been no modern exploration techniques applied to this project.

A total of 1.7 kilometres of epithermal vein strike length traced from outcrops and historic mine workings has been identified at the Samuel area. The area where these veins are located is vegetated with very little outcrop. The Company is early in their exploration efforts and expects to significantly increase their understanding of the extent of these mineralized vein systems. The Company's view is that this area is highly prospective and is a high priority for exploration follow-up in the near term. A short description of the veins is as follows:

VEIN SYSTEM   STRIKE LENGTH         WIDTHS        DESCRIPTION

La Paloma      100 metres        1.20m            Central:  Outcrop  restricted,
                                                  hidden  by  cover  -  historic
                                                  mine  with  1.2   metre   wide
                                                  quartz vein

Samuel         600 metres        0.70m - 3.0m     Trending 300 metres along vein
                                                  historic   stopes   and  adits
                                                  occur;  in addition,  parallel
                                                  and   detachment   veins   are
                                                  present;    quartz   veins   &
                                                  faulting   material   conforms
                                                  with  the  stopes  -  variable
                                                  widths ranging from 0.7 metres
                                                  to 3.0 metres.

El Zopilote    150 metres        1.0m             Outcrop restricted,  hidden by
                                                  cover - historic mine with 1.0
                                                  metre wide quartz vein.

Marq.-Cat.     550 metres        1.0m - 1.5m      North: restricted outcrops but
                                                  an old stope (Catarino 5 Mine)
                                                  occurs,   quartz  veining  1.0
                                                  metre to 1.5 m wide; Ag Values
                                                  sampled 284 g/t and Au 2.6 g/t
                                                  Central: Covered
                                                  South:  several   Old    Mines
                                                  (Marquesote),  quartz  veining
                                                  1.0 metre to 1.2  metre  wide;
                                                  Ag Values  sampled 184 g/t and
                                                  Au 1.1 g/t

Guajolote      300 metres        0.75m            Central     area:      Outcrop
                                                  restricted,  hidden by cover -
                                                  Historic  mine  workings  with
                                                  0.75  metre  wide  mineralized
                                                  quartz vein.


The second area identified is the San Jose Area at the Santa Fe Project. The San Jose Area comprises 5 vein systems and is identified as San Jose vein systems #1-5. The San Jose Area is currently a reconnaissance project where the company is following up on previous work completed by past companies. No assay results have been published to date. All the veins have been traced at surface with strike lengths close to one kilometer with several veins striking greater than one kilometer. There is more than five kilometers of strike length noted at the San Jose area. This area will be aggressively explored over the coming months with assay results to follow. The San Jose Area is located adjacent and to the west of the Clavellinos Area at the Santa Fe Project.

All assays quoted were carried out by the Durango, Mexico, facility of SGS Laboratories, an ISO certified and independent laboratory. The exploration program is under the direction of Hector Chavez, a Mexican professional geologist who has extensive experience in Mexican epithermal deposits, and supervised by Dr. Alfredo Parra, who is a QP as defined in NI 43-101.

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have  identified 37 vein  structures on our two Projects (Mina Real and Santa
Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 1-866-841-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..